Exhibit 99.1


                              FOR IMMEDIATE RELEASE



Investors:                                                Media:
Emer Reynolds                                             Elizabeth Headon
Ph:  353-1-709-4000                                       Ph: 353-1-498-0300
     800-252-3526                                         Brian McGlynn
                                                          Ph:  212-407-5740



              ELAN ANNOUNCES THE APPOINTMENT OF NEW BOARD DIRECTORS

DUBLIN, IRELAND, MAY 31, 2005 -- Elan Corporation, plc announced today the appointment of five new members to the company's Board of Directors. The three new non-executive board members are Goran Ando MD, Gary Kennedy and Nancy Lurker and the two new executive board members are Shane Cooke and Lars Ekman MD, PhD.

Elan's Chairman of the Board Kyran McLaughlin said, "The Board is extremely pleased to have appointed these highly talented and experienced individuals. Their collective expertise in the pharmaceutical, technology and financial industries is extraordinary and we are confident that they will make valuable contributions to Elan's future success."

Kelly Martin, Elan's CEO added, "These new Board Directors will increase the Board's breadth and depth of experience. Elan's shareholders will be well served by these appointments."

Dr Goran Ando (56) is an experienced executive whose career in the pharmaceutical industry spans almost three decades, highlighted by eight years of senior leadership at Pharmacia, most recently as Executive Vice President and President, Research & Development, with additional responsibilities for manufacturing, IT, business development, and mergers and acquisitions. He is a director of a number of public and private companies, including the Danish company Novo Nordisk; the French companies Novexel SA and NiCox SA; the German company Trigen Ltd and the U.S. company Enzon Limited. Dr. Ando is a Specialist in General Medicine and a Founding Fellow of the American College of Rheumatology.

Five New Members Appointed to Elan Board of Directors


Gary Kennedy (47) is Group Director, Finance & Enterprise Technology, Allied Irish Banks, plc (AIB) an Irish registered company and Ireland's largest bank; he has been with AIB since 1997. Previously Mr. Kennedy held a number of management positions with Nortel Networks Europe, most recently as Group Vice President, with responsibility for $1 billion multinational telecommunications group. Previously he was with Deloitte & Touche, where he began his management career. Mr. Kennedy is a member of the main Board of AIB Group and is also on the Board of M and T, AIB's associate in the U.S. He is also a member of the Board of the Industrial Development Authority and the NUI Galway Development Board. He is a graduate of the University of Lancaster and a Fellow of the Institute of Chartered Accountants in Ireland and the Institute of Bankers in Ireland.

Nancy Lurker (47) has been CEO and President of ImpactRX since 2003 and is responsible for driving and managing the company's growth and profits. A 20 year veteran of the pharmaceutical industry, Ms. Lurker was most recently Group Vice President, Global Prescription Business, at Pharmacia, where she was responsible for global launch, marketing and P&L results for the company's major primary care products in urology, respirator, cardiovascular, CNS and women's health, and where she was also a member of the Pharmacia Operating Committee. Previously she held a number of leadership positions in global commercial management, marketing and strategic development with Bristol-Myers Squibb and National Physicians Corporation (Formerly Medco Associates).

Executive Vice President Shane Cooke (43) has been the Chief Financial Officer for Elan since July 2001. Prior to joining Elan, Mr. Cooke was Chief Executive of Pembroke Capital Limited, an aviation leasing company, and prior to that held a number of senior positions in finance in the banking and aviation industries. Mr Cooke is a Fellow of the Institute of Chartered Accountants in Ireland.

Executive Vice President Dr Lars Ekman (55) is President, Research and Development and head of the Neurodegeneration business at Elan. Prior to joining Elan in 2001, Dr Ekman held many positions which included serving as the head of Research and Development with Schwarz Pharma AG and various senior scientific and clinical roles at Pharmacia. Dr. Ekman is a board certified surgeon with a PhD in experimental biology.

Five New Members Appointed to Elan Board of Directors


Mr McLaughlin concluded "We would also like to acknowledge the insight and contributions of Mr. Brendan Boushel, Mr. John Groom and Governor Richard Thornburgh who retired as Board members at the AGM held last week".

About Elan

Elan Corporation (NYSE: ELN), plc is a neuroscience-based biotechnology company. We are committed to making a difference in the lives of patients and their families by dedicating ourselves to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges.